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18001587

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 14 2018
Washington DC

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SEC FILE NUMBER
8- 40465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alantra, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 State St, Suite 1210
(No. and Street)

Boston | MA | 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven P. Ruse 617-482-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. - dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth St. | Lafayette | Indiana | 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EO.

OATH OR AFFIRMATION

I, Steven P. Rusa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alantra, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOROTA A. MILLER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 13, 2023

[Signature]
Signature

Director
Title

Dorota A. Miller
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALANTRA, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 5,816,951
Accounts receivable	2,315,426
Prepaid expenses	57,482
TOTAL CURRENT ASSETS	8,189,859
PROPERTY AND EQUIPMENT - at cost, net of accumulated depreciation	207,782
OTHER ASSETS	
Deposits	176,166
TOTAL OTHER ASSETS	176,166
TOTAL ASSETS	$ 8,573,807

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 1,445,593
Accrued compensation and benefits	1,886,635
Accrued profit-sharing	190,749
Other accrued expenses	677,789
Payable to affiliated entity	623,412
TOTAL LIABILITIES	4,824,178
MEMBER'S EQUITY	
Member's equity	3,749,629
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 8,573,807

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.